Via Facsimile and U.S. Mail
Mail Stop 4720

September 10, 2009

Walter C. Herlihy, Ph.D.
President, Chief Executive Officer and Director
41 Seyon Street, Building #1, Suite 100
Waltham, Massachusetts 02453

     Re: **Repligen Corporation**
            Form 10-K for the Year Ended March 31, 2008
            Filed June 13, 2008
            DEF 14A filed July 29, 2008
            File No. 000-14656

Dear Dr. Herlihy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director